16003753

TED STATES
EXCHANGE COMMISSION
ıgton D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

Institutional Cash Distributors, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

580 California Street, Suite 1335

(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victor Hazard **424-206-2401**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

CONFIDENTIAL DOCUMENT

SEC
Mail Processing
Section

FEB 26 2016
Washington DC
403

INSTITUTIONAL CASH DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Institutional Cash Distributors, LLC

We have audited the accompanying statement of financial condition of Institutional Cash Distributors, LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Institutional Cash Distributors, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, CA
February 24, 2016

INSTITUTIONAL CASH DISTRIBUTORS, LLC

Statement of Financial Condition

December 31, 2015

Assets		
Cash	$	1,963,685
Commissions receivable		2,174,013
Deposit with clearing broker		251,000
Restricted cash		13,000
Property and equipment, net		21,147
Intangible assets, net		105,571
Goodwill		700,000
Prepaid Expense		60,287
Other assets		4,059
Lease deposits		11,384
Due from affiliate		95,827
Total assets	$	5,399,973
Liabilities and Member's Equity		
Liabilities		
Commissions payable	$	458,058
Accounts payable and accrued expenses		419,767
Total liabilities		877,825
Member's equity		4,522,148
Total liabilities and member's equity	$	5,399,973

See Accompanying Notes to Statement of Financial Condition

1. Business and Summary of Significant Accounting Policies

Business

Institutional Cash Distributors, LLC (the "Company") is a California limited liability company formed on August 8, 2008. The Company is a wholly-owned subsidiary of ICD Holdings, LLC, a Delaware limited liability company (the "Parent"). As a limited liability company, the member's liability is limited to amounts reflected in the member's capital account.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is an introducing broker-dealer that provides institutional money market funds trading services and analytical resources to large corporate and institutional clients. J.P. Morgan Clearing Corp and Union Bank (collectively, the "Clearing Brokers") are the Company's custodians who provide custody and/or clearing services.

Cash

The Company maintains its cash in bank deposit accounts with a commercial bank which at times may exceed federally insured limits.

Deposit with Clearing Broker

Under the Company's clearing agreement, a good faith deposit of $250,000 is required to be held with JPMCC. As of December 31, 2015, the Company had $250,000 on deposit with JPMCC and a $1,000 deposit with Union Bank.

Commissions Receivable

Commissions receivable represents the net amounts due from the clearing brokers and fund companies based upon fee sharing agreements. The Company monitors the credit standing of these organizations as deemed necessary.

Restricted Cash and Letter of Credit

Restricted cash includes a savings deposit used as collateral for a standby letter of credit with a commercial bank. The letter of credit satisfies the deposit requirement under one of the Company's operating leases.

1. Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation of $141,142. Depreciation is computed under the straight-line method using an estimated useful life of three years.

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization of $1,114,429. Amortization is calculated using the straight-line method over the estimated useful lives of the assets. The Company uses an estimated useful life of three years for unpatented technology, eight years for customer lists and vendor contracts, and fifteen years for trade names, internet domain and website.

Goodwill

In 2009, the Company recorded $700,000 of goodwill upon the purchase of the assets and all of the rights and obligations of Institutional Cash Distributors, a division of Merriman Curhan Ford Group, Inc. (formerly MCF Corporation). Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in the acquisition. Goodwill is reviewed for impairment at least annually. The Company performs its annual impairment review of goodwill at December 31 and when a triggering event occurs between annual impairment tests. The overall Company is viewed as a single reporting unit for this analysis. No goodwill impairment charge was recorded for the year ended December 31, 2015.

Income Taxes

The Company elects to be treated as a single member limited liability company for income tax purposes for all relevant jurisdictions and therefore attributes taxable income and taxes paid, if any, to the member to be included with member tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

1. Business and Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

Long lived assets, such as property and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by the asset to its carrying value. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. No impairment charge was recorded for the year ended December 31, 2015.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, which include cash, restricted cash, a deposit with a Clearing Broker, amounts due from Clearing Brokers, accounts payable, commissions payable, amounts due to related parties and accrued expenses, approximate their fair values.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Financial Instruments, Off-Balance Sheet Arrangements and Credit Risk

Financial Instruments and Off-Balance Sheet Arrangements

The Company does not trade securities for its own account and has not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant related off-balance sheet risk. The Company was not a party to any off-balance sheet arrangements during 2015. In particular, the Company does not have any interest in so-called limited purpose entities, which include special purpose entities and structured finance entities.

2. Financial Instruments, Off-Balance Sheet Arrangements and Credit Risk (continued)

Credit Risk

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk on these cash accounts.

The deposit held by the Clearing Broker is insured by the SIPC. Management does not believe the Company is exposed to undue risk of loss thereon.

The Company functions as an introducing broker that opens accounts at the direction of customers, with Clearing Brokers or directly with money funds. Through indemnification provisions in agreements with Clearing Brokers and funds, customer activities may expose the Company to off-balance sheet credit risk.

Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to adhere to various regulations and clearing organization policies.

3. Intangible Assets

	December 31, 2015
Trademarks and trade names	$ 10,000
Website and internet domain	10,000
Customer lists	500,000
Vendor contracts	200,000
Unpatented technology	500,000
	1,220,000
Less accumulated amortization	(1,114,429)
	$ 105,571

4. Net Capital Requirements

The Company is a broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of December 31, 2015, the Company had regulatory net capital, as defined, of $3,510,873, which exceeded the amount required by $3,452,351. The Company's aggregate indebtedness to net capital ratio was 0.25 to 1.

5. Related Party Transactions

The Company is a party to a licensing agreement with an affiliate owned by the Parent that provides information technology support along with maintenance and upgrades to the technology platform and risk management tools used by the Company's customers. As of December 31, 2015, no amounts were due to affiliate for technology costs. Effective January 2015, the Company assigned to an affiliate, five contracts that provide data service and software support for the maintenance and update of the technology platform that is managed by the affiliate and subject to the licensing agreement. The amount recorded as expense during 2015 by the affiliate for these contracts was $390,725.

As part of its benefit costs, the Company provides funding for monthly contributions to employee health savings accounts. Amounts funded on behalf of its technology affiliate are reimbursed on the day that funding occurs for their employees. As of December 31, 2015 $5,000 was due from its technology affiliate which was funded and repaid on January 5, 2016.

On December 3, 2015, the Company was reimbursed $67,014 by the Parent for life insurance premiums incurred for its managing members. During 2015, seven fund companies paid commission revenue totaling $94,533 to an affiliate broker dealer of the Parent located in the United Kingdom. These amounts were remitted to the Parent by the affiliate and are reported as Due from affiliates. Of the commission amount due, $69,772 was repaid on January 26, 2016.

6. Commitments and Contingencies

The Company leases its San Francisco, California, corporate headquarters under a non-cancelable operating lease which expires June 30, 2017, and two regional offices in Cohasset, Massachusetts, and Palos Verdes Estates, California, under non-cancelable operating leases which expire on February 28, 2018 and October 14, 2020, respectively. The lease for the Palos Verdes Estates office was renewed October 8, 2015.

The following is a table summarizing significant commitments as of December 31, 2015, consisting of future minimum lease payments under all non-cancelable operating leases with initial or remaining terms in excess of one year.

2016	$ 216,142
2017	149,425
2018	41,950
2019	37,200
2020	31,000
Total	$ 475,717

7. Retirement Savings Plan

The Company participates in a 401(k) retirement savings plan (the "Plan") sponsored by the Parent under which employees of the Company may defer a portion of their eligible earnings as defined by the Plan, subject to certain statutory limits. Under the Plan, the Company can elect to provide a profit sharing contribution at its discretion. For 2015, the Company notified employees that a profit sharing contribution would be made to all eligible employees based upon 1% of employee earnings as defined by the Plan. Contributions for the 2015 Plan year totaling $38,323 were made on January 4, 2016.

8. Subsequent Events

With the exception of those matters described below, there were no material subsequent events that required disclosure in these financial statements.

During the period January 1, 2016 through February 24, 2016, capital distributions to the Parent totaled $1,500,000.